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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of October

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company

                                               By:  /s/ Leonard Fertig
                                                    ----------------------------
                                                    Leonard Fertig
                                                    Chief Executive Officer

Date:  Oct. 4, 2005

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                 FUTUREMEDIA ANNOUNCES EMPLOYEE BENEFITS SCHEME
                       FOR LONDON'S NATURAL HISTORY MUSEUM

    BRIGHTON, England, Oct. 4 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY), a leading European e-learning content and managed benefits services provider, today announced an agreement with the Natural History Museum to provide home computers and childcare vouchers to its staff.

    As well as being one of the UK's top visitor attractions, the Natural History Museum is one of the world's leading scientific research institutions, employing nearly 1,000 people, many of whom are leaders in the field of scientific research into the natural world. The scheme, entitled "Your Natural Selection," will provide Dell and Apple Mac personal computers and childcare vouchers to all eligible staff, including those at the Museum in South Kensington and two other sites.

    Commenting on the announcement, Leonard M. Fertig, Chief Executive Officer of Futuremedia plc, said, "I am delighted to announce this contract with the Natural History Museum, which is at the forefront in the field of natural history research and has a highly diverse workforce. The Museum understands the value of a flexible, high-quality benefits package for its staff, which includes a number of leading academics. We were able to tailor the package to fit the very specific needs of the Museum and look forward to developing similar managed benefits programs for other organizations in the future."

    Paul Brereton, HR Director for the Natural History Museum, said, "The Natural History Museum is a world-class resource for a diverse range of visitors, students and scientists. Our goal is to encourage people to enjoy and develop a greater understanding of the natural world. To support this objective we want to continually improve the way we support our people and therefore wanted to offer an enhanced employee benefits scheme that would be attractive to all of our employees, and the customized program from Futuremedia clearly meets these objectives."

    About The Natural History Museum
    Winner of the 2004 Large Visitor Attraction of the Year award, the Natural History Museum is also a world-leading science research centre. Through its collections and scientific expertise, the Museum is helping to conserve the extraordinary richness and diversity of the natural world with groundbreaking projects in 68 countries. The Museum is committed to encouraging public engagement with science. This has been greatly enhanced by the Darwin Centre, a major new initiative, which offers visitors unique access behind the scenes of the Museum. Phase One of the project opened to the public in 2002 and Phase Two is scheduled to open in 2008.

    About Futuremedia:
    Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding the expected benefit from new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the Natural History Museum contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             10/04/2005
    /CONTACT: US - Mike Smargiassi, or Corey Kinger, both of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or UK - Gerry Buckland, +44-7919-564126, info_db@mac.com/
    /Web site:  http://www.futuremedia.co.uk /
    (FMDAY)